STONECHURCH, INC.
                       203 Bannerman Street North, Box 219
                           Porcupine, Ontario P0N 1C0


May 27, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0511

Attention:  Melinda Kramer

Dear Sirs:

Re:      Registration Statement on Form SB-2 - Request for Acceleration

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form SB-2, as amended, such that it be deemed effective on Wednesday, June 1, 2005 at 3:30pm (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1.   should the Commission or the staff, acting pursuant to delegated authority,
     declare our filing effective, this does not foreclose the   Commission from
     taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3.   we may not assert staff comments and the declaration of  effectiveness as a
     defense in any proceeding initiated by the commission or   any person under
     the federal securities laws of the United States.

Yours truly,


         /s/ Bryan McKay

         Bryan McKay, President
         STONECHURCH, INC.